FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 13, 2004

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

2004 ANNUAL GENERAL MEETING MANAGING DIRECTOR’S REPORT

OPERATIONAL RESULTS Measure 2003 2002 Variation (%) Material moved (mt) 34.9 40.0 (12.7) Ore mined (mt) 10.98 9.29 18.2 Ore milled (kt) 3.9 3.8 2.6 Average grade (g Au/t) 4.94 5.46 (9.5) Gold recovery (%) 88.6 89.6 (1.0) Gold produced (k oz) 551 6 07 (9.3) Avge cash price realised (US$/oz) 364 336 8.3 Total cash costs (US$/oz) 301 226 33.2 Gross cash costs (US$/oz) 319 244 30.7 Safety 0.30 0.30 0 2

FINANCIAL SUMMARY (US$m) Earnings 2003 2002 Balance sheet 2003 2002 Assets 745 577 Total income 214.5 213.2 Liabilities 287 150 Total cash costs 166.3 137.3 Debt 34 41 D & A 27.8 27.1 Net cash 119 (8) Exploration 10.2 9.8 Gearing — 1% Net interest 2.52.7 Cash flow 2003 2002 Other costs 4.0 4.5 Cash from ops 19 25 Total costs 210.8 181.4 Capital (27) (24) Profit pre tax & imp. 3.7 31.8 Debt repayment (7) (4) Impairment 31.1 37.9 Net interest (2) (2) Taxation 0.0 (16.4) Dividends (14) 0 Equity issue 151 0 Net profit 34.8 53.3 Total cash flow 120 (5) 3

COSTS AND REALISATION 400 350 300 250 200 US$ \ oz 150 100 50 0 98 99 00 01 02 03 Total Cash Cost Non Cash Cost Spot Price Realised Price 4

HEDGING 100% 90% 80% 70% 60% Spot 50% Hedged 40% 30% 20% Percent of Annual Production 10% 0% 2001 2002 2003 2004 2005 2006 2007 2008 2009 • No additional long hedging since mid-2002 • Deliver or roll out decisions based on price environment, credit availability • Simple structures with no speculation, margin calls or currency hedging • 10% of current published reserves hedged • Protection in case of a major sustained gold price downturn 5

MINING INITIATIVES 2003 • Departmental restructure & integration • Operating practices & machine utilisation • Operator training • Increased efforts to improve road & bench conditions • Improving maintenance systems 2004 • Mine planning • Productivity and unit costs #benchmarking #road and bench conditions #equipment utilisation #operator skills • Implementing maintenance practices • Additional equipment 6

PROCESSING INITIATIVES Improving reliability Improving throughput & recovery 2003 2003 • Duplicate autoclave feed pumps • Additional autoclave feed capacity • Tailings tank integrity • Recovery circuit upgrades •Personnel 2004 2004 • Grinding motor • Reduced autoclave recirculation • Thickener by-pass • 2{H} nd {/H}thickener (ore washing) • Crusher structure • Carbon kiln • Maintenance practices • Gravity separation trials • Maintenance practices 7

CAPITAL INVESTMENT • Geothermal power: # 30MW # Future capacity • Mining equipment: # Loading & haul fleet # Waste barge • Plant recovery & throughput: # Carbon kiln # Additional thickener # Gravity concentration # Stripping circuit • Kapit ore-body development: # Depressurisation # Coffer dam 8

RESOURCE & RESERVE Luise Harbour Coffer Dam N Kapit • Kapit included in reserves • Kapit & Lienetz separate pits Harbourbase Link Stockpile • Coffer dam • Fast tracking Kapit access Coastal ROM Lienetz Bore fields Minifie

500m RESERVE GROWTH Total LOM reserve ounces 4.2 Further reserve potential: 25 • North Kapit drilling (closure and 3. 6 2.9 infill) 20 2.9 2. 4 • Kapit link drilling (Lienetz/Kapit 2.2 1. 9 17.5 super pit) 15 1.5 0. 8 14.6 1.6 14.1 0.6 14.3 • Processing options (eg flotation 1. 0 13.3 Ounces (Millions) 10 11.2 11.2 and access to low sulphur ores) 10.2 • Cost improvements 5 1996 1997 1998 1999 2000 2001 2002 2003 • Gold price increases $365 $365 $350 $350 $300 $300 $305 $340 Year end Remaining Ore Stockpile Depletion 10

RESERVES TO REVENUE • Continuing to seek ways to convert reserves to revenue earlier • 2003 studies indicated that additional autoclaves alone did not add value • Studies also indicated that flotation had potential & further work is being undertaken this year • The different metallurgy & processes involved require new approaches 11

5-YEAR INDICATIVE PRODUCTION PROFILE 2004 2005 2006 2007 2008 Material mined approx. Mt 45 50 47 50 51 Strip ratio (W+LG:HG) 9 10 10 10 10 Ore milled approx. Mt 4.3 4.5 4.2 4.7 4.7 Head grade g Au/t 5.0 5.5 5.5 5.5 >5.5 Gold produced koz >600 750 >650 >700 >750 Note: 2004 gold production figure subsequently affected by Linde oxygen plant failure 12

PEOPLE & ENVIRONMENT LTIs LTIs LTIFR LTIFR 20 0.46 0.50 • People: 0.41 0.34 0.35 0.40 #Safety performance 15 16 0.3 0.3 0.30 #Training 10 12 12 11 11 11 0.20 #Industrial relations 5 0.10 #Community health 0 0.00 {H} 9 {/H}8 {H} 9 {/H}9 0 {H} 0 {/H} 1 {H} 0 {/H} 2 {H} 0 {/H} {H} 0 {/H}3 {H} 1 9 {/H} {H} 1 9 {/H} {H} 2 0 {/H} {H} 2 0 {/H} {H} 2 0 {/H} {H} 2 0 {/H}• Environment: #ISO14001 #Marine studies #Water management #Energy audit 13

COMMUNITY STRATEGY UPDATE Early steps: • Challenges for community and the customary subsistence lifestyle • Original Integrated Benefits Package (IBP) • Lessons: # Alternative economy — previously a # cashless economy # Community expectations # Community governance 14

VISION & STRATEGY Where we are going: • A true partnership with community & government • More than infrastructure • Community empowerment to manage ongoing development • IBP review is the road map and a key priority • Capacity building in cooperation with the three levels of government 15

GOVERNMENT PARTNERSHIP Benefits and responsibilities extend beyond Lihir: • Equitable benefit sharing • Active role with three levels of government • Involvement in government and industry initiatives: # Mining levy ##Environment Act ##Central bank regulations ##Impediments to business in PNG ##Labor and employment issues ##Physical planning regulations 16

SOUND FUNDAMENTALS ##Excellent exploration record ##World class resource/reserve ##Good leverage to gold price ##Rising forward production profile ##Sound environmental & community record ##Geothermal power — proved and potential ##Expansion potential 17

www.lihir.com.pg

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
	Name	Mark Laurie
	Title:	Company Secretary